Filed by MGI PHARMA, INC.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Guilford Pharmaceuticals, Inc.

Commission File No.: 000-23736

CORPORATE PARTICIPANTS

Lonnie Moulder

MGI PHARMA, Inc. - President and CEO

Steve Edelson

BioCentury Editor, Facilitator

PRESENTATION

Steve Edelson - Facilitator

Hello. Our next presenting company is MGI PHARMA which in-licenses and develops drugs for oncology in the acute care market. Company top and bottom lines have been growing nicely, thanks to the growth of Aloxi injection for chemotherapy-induced nausea and vomiting.

The FDA recently issued an approvable letter for Dacogen injection to treat myelodysplastic syndrome and MGI PHARMA in-licensed top products from SuperGen. Presenting for MGI PHARMA is President and CEO Lonnie Moulder, and there’s going to be a breakout right after this in Carnegie East.

Lonnie Moulder - MGI PHARMA, Inc. - President and CEO

Thank you, Steve. Thank you for your attendance today, and I thank the sponsors for inviting MGI PHARMA to present.

We do have some news today that I think matches the theme of the meeting, the News Makers Conference, but let me just say that at MGI PHARMA, we clearly intend to build a leading oncology and acute care biopharmaceutical company and I hope you’ll see that we put a variety of plans in place to make that happen.

First of all, I will make some forward-looking statements, so I refer you to our SEC filings. Our revenue from our portfolio as it exists today has the potential of exceeding $1 billion in five years.

Clearly, the flagship product today and into the future is Aloxi injection, Aloxi injection today for chemotherapy-induced nausea and vomiting, Aloxi in the future to include an oral formulation, and also Aloxi injection for post-operative nausea and vomiting.

Our sales for the first six months were approximately $118 million and we now hold the number one market share position for injectable 5-HT3 antagonists. We’ve really expanded our portfolio and you are probably aware of some recent news that has to do with our pending acquisition of Guilford Pharmaceuticals.

From that acquisition, we will bring into our portfolio Aquavan injection, a drug for procedural sedation, and Gliadel wafer, a drug that’s already approved and on the market. In addition, just about one year ago, we spoke at this conference after completing three transactions, which included obtaining worldwide rights to Dacogen injection; the acquisition of Aesgen for Saforis, a drug for oral mucositis; and the acquisition of Zycos that includes a biologics platform and a lead program in cervical dysplasia, ZYC101a.

We have the financial strength, of course, to develop this portfolio with over $200 million reported on the balance sheet at the end of the second quarter. The Guilford transaction, the strategic rationale for that really has a lot to do with leveraging our portfolio.

I spoke about Aloxi injection, or mentioned Aloxi injection for post-operative nausea and vomiting. That means that we’re moving beyond oncology into acute care, our second franchise, and in doing that and deploying the resources to effectively commercialize Aloxi injection for post-operative nausea and vomiting, it just makes sense to bolster that portfolio, to have more than one product for the sales force to sell, to really leverage that field asset in the acute care setting, and Aquavan injection from Guilford really meets that need.

This is a product that we believe can have—has the potential of at least $250 million of sales, and of course, until this transaction closes, there’s not much I can say about it. But we’re quite excited about the program and right now, there is a phase II dose-ranging trial under way that will quickly lead to a pivotal phase III program.

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FINAL TRANSCRIPT

Sep. 09. 2005 / 2:20PM, MOGN - MGI PHARMA at NewsMakers in the Biotech Industry

The Gliadel wafer is a product that is quite meaningful for a group of patients with glioblastoma. It’s a product that sold just over $27 million last year. I understand Guilford’s guidance to be $34 million to $38 million this year, and this really augments our oncology portfolio and there’s a commercial organization of about 50 people selling this now into hospitals, and we’ll quickly allow that sales force to also promote Aloxi injection for CINV into the hospital environment.

So this will enhance our commercial capabilities beyond oncology into the hospital segment and support the Aloxi injection CINV field efforts, but also support the launch of Dacogen injection into the hospital setting. There are also some earlier stage opportunities that come along with this transaction.

If you look at our portfolio, it’s listed here. I’ll focus first on the commercial products, and this would be our portfolio post closing of the Guilford transaction. Aloxi injection, as I mentioned before, is clearly the flagship product at MGI PHARMA.

It’s a novel 5-HT3 or serotonin subtype 3 receptor antagonist today indicated for acute and delayed chemotherapy induced nausea and vomiting. It’s the only agent in this class that has both of those indications, the delayed nausea and vomiting being covered with a single IV dose that’s administered on day one and protects the patients for five days.

In addition, the clinical data in head-to-head trials shows that Aloxi injection protects the patient better even on day one, and that really is responsible for the rapid ramp-up of the Aloxi injection revenue and Aloxi injection obtaining that number one market share position.

As I mentioned before, Aloxi injection is also being developed for post-operative nausea and vomiting, and the post-operative nausea and vomiting opportunity is substantial. There are about 30 million doses annually of 5-HT3 antagonists for post-operative nausea and vomiting in the U.S.

If you dollarize that for what could potentially be the pricing for Aloxi injection in this setting, you come up with a market that rivals the chemotherapy-induced nausea and vomiting market in sales approaching $1 billion. There’s a lot of unmet need here.

Patients continue to become ill, even with the short-acting 5-HT3 antagonists when they undergo abdominal surgeries, gynecological surgeries, and the pivotal phase III program for Aloxi injection looking at some of those surgeries actually began in the second quarter of this year.

Historically, these types of programs take about a year to 18 months to complete. Let me move into the pipeline and start out with Dacogen injection, and I’ll touch on Saforis oral suspension and ZYC101a.

Dacogen injection is a product that is under review, having now received an approvable letter for myelodysplastic syndromes in the U.S., also under review by the EMEA in Europe, and we are now working on responding to that approvable letter, which involves an analysis around the transfusion data contained within the successful pivotal trial.

There is an acute myeloid leukemia program up and running right now, phase II in elderly patients, that will lead to a phase III program that’s in planning stages right now, and there are actually over 40 ongoing trials with Dacogen injection, including trials with the alternative, more convenient dosing regimen in MDS, AML, trials in CML, combination trials, trials in solid tumors, and a lot of this happening in the U.S., although some of it is also occurring in Europe.

Saforis oral suspension is a product we obtained, as I mentioned before, via the Aesgen acquisition. It’s a product that will be indicated for chemotherapy-induced mucositis. The NDA for this product will be submitted early in the fourth quarter.

Obviously, our regulatory clinical medical groups are very busy with the Dacogen injection approvable letter activities, at the same preparing this NDA submission. We’re still targeting the submission here shortly, and the product, as you may know, has completed a successful phase III trial.

That trial was presented at an ASCO meeting as a podium presentation, and the results of that trial include a significant reduction, statistically significant reduction, in WHO grade II or greater oral mucositis. There’s a significant unmet need here in chemotherapy-induced mucositis, and this could potentially be the first drug indicated in that area.

As you know, there is a drug already indicated for mucositis in the stem cell conditioning regimen setting, but not in the broader market opportunity, which includes chemotherapy for both solid tumors and hematologic malignancies. Clearly, this builds upon our supportive care franchise with Aloxi injection.

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FINAL TRANSCRIPT

Sep. 09. 2005 / 2:20PM, MOGN - MGI PHARMA at NewsMakers in the Biotech Industry

ZYC101a came from the Zycos transaction and this is our first venture into biologics. To be a leading oncology company, we need to have competence not only in small molecule agents, but also in biologics. We have a variety of programs from the Zycos technology platform, but the lead product is ZYC101a as a therapeutic for cervical dysplasia, high grade cervical dysplasia.

The product was studied in a randomized phase II trial and the results of that trial in the target population for the phase III program are those women under age 25, and in that setting there was a 70% complete resolution with ZYC101a versus just over 20 percent for placebo, which would be the expected placebo rate.

So we’re looking to validate that, really replicate that, in a phase III setting, and the pivotal program began just at the end of the second quarter. So, in one year’s time, the Dacogen injection transaction, the Aesgen transaction, the Zycos transaction, we’ve made significant progress now with an approvable letter with Dacogen injection, about to submit the NDA for Saforis oral suspension and the pivotal program now under way for ZYC101a.

Our mid-stage portfolio also consists of irofulven, an agent that’s in a randomized prostate cancer trial. This is a phase II setting where we’re comparing Mitoxantrone and Prednisone versus irofulven and Prednisone, versus irofulven, Prednisone and Mitoxantrone, and that came from some prior phase II and phase I work.

We’re going to find out a lot about irofulven’s potential in combination as a second-line chemotherapy in this setting after patients fail Taxotere. Later this year, we will have enough from this study, from a data standpoint, to decide whether we can move into a phase III trial for irofulven. Irofulven also has shown activity in a variety of other cancers listed here, but I would probably highlight the activity in thyroid, liver and ovarian as interesting activity beyond the prostate cancer work that’s being done.

So, where are we financially? Obviously in a very strong position with the rapid ramp up in Aloxi injection sales. What is presented here is the most recent financial guidance and it excludes the effect of the Guilford transaction, although we anticipate closing the Guilford transaction in the fourth quarter and then we’ll update our financial guidance as appropriate.

But the overall revenue is $285 million and Aloxi injection revenue is targeted at $260 million. If you look at the expenses here, the Dacogen injection launch is fully burdened in this expense line and we intend to continue that investment, anticipating we could be in a position to launch Dacogen injection early in 2006.

Clearly, the Company is delivering operating income, earnings and is cash flow positive as we move forward. I do want to point out with the Guilford transaction that, from a pre-tax income standpoint, since we don’t give guidance outside of the current year, any model that might exist out there, if you look at the Guilford transaction and the significant investment in Aquavan injection clinical development and Aquavan injection pre-launch and launch activities, it will decrease pretax income about $35 million in ‘06 and $25 million in ‘07 and obviously, with the launch of that product, become rapidly accretive.

So this is our financial position at the end of the second quarter, as I mentioned before, from a cash standpoint over $200 million. We’re going to utilize some of that for the Guilford transaction.

And, as we complete 2005, we’re really looking at delivering on a substantial number of goals here. We’ve had an overall target for Aloxi injection $260 million, a revenue target of $285 million.

Completing the pre-launch activities for Dacogen injection, we’re well on our way. This is a significant market opportunity and there’s a big opportunity in our launch of Dacogen injection to really educate the physician audience that treats myelodysplastic syndrome on how to use a hypomethylating agent, how important it is to manage the patients through initial myelosuppression, give a few courses to drive the patient to response, and then to continue dosing the drug through multiple courses, leading to a cytogenetics response and potentially altering the underlying course of the disease.

So there’s a lot of educational activity underway and there’s a lot of work around the various dosing regiments of this drug. So, a substantial pre-launch strategy will roll into a launch strategy here.

The activities around the approvable letter, we’re really focused on the analysis, the collection of data and the analysis on transfusion independence. As you know, the approvable letter really leads to an approval of this drug, based on the response rates, the overall response rates and why response rates in this disease leads to a full approval has to do with the transfusion independence that’s associated with the response in MDS.

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FINAL TRANSCRIPT

Sep. 09. 2005 / 2:20PM, MOGN - MGI PHARMA at NewsMakers in the Biotech Industry

So the transfusion analysis will be completed several weeks from now and we intend to get the follow-up package into the agency early in the fourth quarter. Dacogen injection has potential beyond MDS. AML clearly is a target. There’s a fair amount of data in AML showing that activity, but beyond AML it has shown activity in other cancers and we’ll continue to advance those trials.

Some of those trials are MGI PHARMA-sponsored trials. Some of the 40 trials I mentioned before are individual physician trials and we’ll continue to explore the opportunity to really expand the utilization of this product once it’s on the market.

The Saforis oral suspension NDA again to be completed here early in the fourth quarter, and then, of course, awaiting the acceptance of that NDA later in the year as to whether that will be a priority or standard review. ZYC101A, the pivotal program adding sites, accruing additional patients and then finalizing our strategy on irofulven based on the results of the hormone refractory prostate cancer trial, and advancing ZYC300, the second product from the Zycos acquisition in a phase I trial currently in solid tumors.

Clearly, we have an opportunity with this broad portfolio, a portfolio that we own rights to worldwide, except for Aloxi injection, to bring some partners on board in Europe, Japan, rest of the world. Our primary focus today is Europe to identify and close transactions for the portfolio to support our R&D efforts, substantial R&D efforts, to help with some of the expenses associated with R&D, but also to be good commercialization partners as these products reach the market in Europe first, and ultimately in Japan.

And, clearly, the Guilford transaction, closing that transaction and upon the closing, begin to bring greater visibility to the Aquavan injection program as the phase II dose-ranging trial is completed and then we head into the phase III pivotal program.

So that’s the news for MGI PHARMA today, a lot going on, a lot of significant activities over the next few quarters, as I just listed, and clearly, we think, again, building the foundation for a leading biopharmaceutical company with focuses in oncology and acute care.

We have a breakout room, I think, in Carnegie East, and we look forward to seeing all of you that can make it there in just a few minutes. Thank you.

Important Additional Information

Pursuant to a definitive Agreement and Plan of Merger, dated July 20, 2005 (the “Merger Agreement”) by and among MGI PHARMA, Granite Acquisition, Inc. (“Merger Sub”), a wholly owned subsidiary of MGI PHARMA, and Guilford Pharmaceuticals, Inc. (“Guilford”), upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Guilford, with Guilford continuing as the surviving corporation as a wholly-owned subsidiary of MGI PHARMA (the “Merger”). In connection with the Merger, MGI PHARMA filed with the SEC a registration statement on Form S-4 containing a Proxy Statement/Prospectus. Investors are urged to read the registration statement, the Proxy Statement/Prospectus and all other relevant documents filed or to be filed with the SEC because they contain important information about MGI PHARMA, Guilford and the Merger. The final Proxy Statement/Prospectus has been mailed to Guilford stockholders. Guilford stockholders are able to obtain the registration statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents can also be obtained for free from MGI by directing a request to MGI PHARMA Investor Relations at 952-346-4700.

Participants in Solicitation

MGI PHARMA, Guilford, and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the Merger. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that has been filed with the SEC.

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FINAL TRANSCRIPT

Sep. 09. 2005 / 2:20PM, MOGN - MGI PHARMA at NewsMakers in the Biotech Industry

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